Form 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

Report Of Foreign Private Issuer
Pursuant To Rule 13a-16 Or 15d-16 Of
The Securities Exchange Act Of 1934

For the month of March, 2009

Commission File Number: 001-14950

ULTRAPAR HOLDINGS INC.
(Translation of Registrant’s Name into English)

Avenida Brigadeiro Luis Antonio, 1343, 9º Andar
São Paulo, SP, Brazil  01317-910
(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No	X

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes	No	X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

ULTRAPAR HOLDINGS INC.

TABLE OF CONTENTS

ITEM
1.	Notice to Shareholders dated March 11, 2008 regarding distribution of dividends
2.	Earnings release for 4Q08 dated March 11, 2009
3.	Minutes of the Board of Directors' Meeting held on March 11, 2009

ITEM 1

NOTICE TO SHAREHOLDERS

ULTRAPAR PARTICIPAÇÕES S.A.

CNPJ nº 33.256.439/0001-39

DISTRIBUTION OF DIVIDENDS

We hereby announce that the Board of Directors of Ultrapar Participações S.A., at its meeting held on March 11, 2009, approved the distribution of dividends, payable from net earnings account for the fiscal year ending December 31, 2008, in the amount of R$ 118,762,904.10 (one hundred eighteen million, seven hundred sixty-two thousand, nine hundred and four reais and ten cents), to be paid from April 2nd, 2009 on without remuneration or monetary restatement. This distribution, in addition to the distribution of R$ 119,005,557.90 (one hundred nineteen million, five thousand, five hundred and fifty-seven reais and ninety cents) paid in advance in August 2008, amounts to a total of R$ 237,768,462.00 (two hundred thirty-seven million, seven hundred and sixty-eight thousand, four hundred and sixty-two reais) for the year 2008.

The holders of common and preferred shares will receive the dividend of R$ 0.887031 per share.

The record date to establish the right to receive the dividend will be March 18, 2009 in Brazil, and March 23, 2009 in the United States of America. As from March 19, 2009 on, the shares will trade "ex-dividend" on both the São Paulo Stock Exchange (Bovespa) and the New York Stock Exchange (NYSE).

São Paulo, March 11, 2009.

André Covre
Chief Financial and Investor Relations Officer
ULTRAPAR PARTICIPAÇÕES S.A.

ITEM 2

São Paulo, March 11, 2009 - Ultrapar Participações S.A. (BOVESPA: UGPA4 / NYSE: UGP), a company engaged in fuel distribution (Ultragaz/Ipiranga), chemicals (Oxiteno), as well as integrated solutions for special bulk cargo (Ultracargo), hereby reports its results for the fourth quarter and the year 2008.

IR Contact

E-mail: invest@ultra.com.br
Telephone: 55 11 3177-7014
Website: www.ultra.com.br

Results Conference call
National Conference Call
Date: March 13, 2009
11 a.m. (Brazil time)
Telephone for connection: 55 11 2188-0188
Code: Ultrapar

International Conference Call
Date: March 13, 2009
11:30 p.m. (US EST)
Participants in Brazil: 0800 891 0015
US participants: 1(800) 860-2442
International participants: + 1(412) 858-4600
Code: Ultrapar

Ultrapar Participações S.A.
UGPA4 = R$ 50.82/share  (12/30/08)
UGP = US$ 22.49/ADR     (12/31/08)

In 4Q08 Ultrapar reports another quarter of earnings growth, in spite of the more challenging environment now faced in the global economy. Ultrapar’s revenues grew in all business units and consolidated EBITDA in 4Q08 amounted to R$ 331 million, 50% higher than in 4Q07. For the year, Ultrapar's EBITDA amounted to R$ 1,064 million, up 37% compared to 2007.

➢ ULTRAPAR’S EBITDA SURPASSES R$ 1 BILLION IN 2008, 37% HIGHER THAN IN 2007

➢ ULTRAPAR'S NET EARNINGS REACHES R$ 388 MILLION IN 2008, 113% UP ON 2007

➢ APPROVED AN ADDITIONAL DIVIDEND DISTRIBUTION OF R$ 119 MILLION, RESULTING IN A TOTAL DIVIDEND DISTRIBUTION OF R$ 238 MILLION IN 2008, WHICH CORRESPONDS TO 61% OF THE NET EARNINGS IN THE PERIOD

➢ FOCUSING ON MAINTAINING ULTRAPAR’S SOUND FINANCIAL POSITION, THE COMPANY HAS APPROVED R$ 1.7 BILLION IN NEW LOANS AND A R$ 528 MILLION INVESTMENT PLAN FOR 2009.

“2008 was another year of great achievements at Ultrapar. We continued our strategy of expanding scale and increasing the competitiveness of our businesses, with the acquisitions of Texaco and União Terminais and the completion of important expansion projects at Oxiteno. In 2009 we will focus on obtaining benefits provided by increased financial and operational scale, which combined with Ultrapar's resilience and soundness, leave us in a privileged position to continue to move forward on our path of sustainable growth and value generation, even in a more challenging macroeconomic environment.”
                                                        Pedro Wongtschowski – CEO

Considerations on the financial statements

Adoption of Law 11,638/07 and Provisional Measure 449/08
Ultrapar's financial statements for the year ending December 31, 2008 were prepared in accordance with the accounting directives set out in Brazilian Corporate Law, being adopted for the first time in the fiscal year 2008 the alterations introduced by Law 11,638/07, Provisional Measure 449/08, as well as the CVM standards, instructions and guidelines, which regulate them. In order to provide comparability with financial statements in periods prior to the adoption of the accounting changes, except when otherwise mentioned, the figures presented in this document do not consider such changes. However, to provide a better understanding of the effects of the new legislation, on page 15 it is presented a statement with the impacts derived from the changes introduced by Law 11,638/07 and Provisional Measure 449/08 in the main accounts of the financial statements in 2008, compared to the values which would have been obtained if these modifications had not existed. Additional information regarding effects of the new legislation are available on the accompanying notes 2 and 3 of the audited financial statements for the year ended in December 31, 2008, available at Ultrapar’s website (www.ultra.com.br).

Effect of the acquisition of Ipiranga
In April 2007 Ultrapar acquired the control of various companies in the Ipiranga Group, ending up with (i) the fuel and lubricants distribution businesses in the South and Southeast of Brazil and related activities, (ii) EMCA - Empresa Carioca de Produtos Químicos S.A., a producer of white mineral-based oils and special fluids, and (iii) a stake in the refining operations. The financial statements of Ultrapar's consolidate all the businesses acquired from 2Q07. Except where otherwise mentioned, Ultrapar's financial statements for periods prior to 2Q07 do not include the operations acquired. With the purpose of providing a comparison basis for analysis of the evolution in the performance of Ipiranga, unaudited financial statements for this company have been drawn up for periods prior to 2Q07 (“Ipiranga Pro-forma figures”). With the exchange of the shares issued by Refinaria de Petróleo Riograndense S.A. (RPR, former Refinaria de Petróleo Ipiranga S.A.), Distribuidora de Produtos de Petróleo Ipiranga S.A. (DPPI) and Companhia Brasileira de Petróleo Ipiranga (CBPI) by those issued by Ultrapar in 4Q07, the correspondent portion of the minority interest in those companies was reduced and since October 2007 Ultrapar has been consolidated 100% of the earnings of those companies in its figures. From 01/01/2008, EMCA has been consolidated into Oxiteno, reflecting the effective management responsibility for the business, and the financial statements of Oxiteno and Ipiranga, prior to this date, reflect the current consolidation retrospectively. The references to the term “Ipiranga” consequently refer to the fuels and lubricants distribution businesses acquired in the South and Southeast of Brazil and related activities.

Effect of the acquisition of União Terminais
In June 2008, Ultrapar signed the sale and purchase agreement for the acquisition of 100% shares of União Terminais e Armazéns Gerais Ltda., a company involved in the storage and handling of bulk liquids, previously held by Unipar – União das Indústrias Petroquímicas S.A. with operations in the ports located in Santos (in the state of São Paulo), Rio de Janeiro and Paranaguá (in the state of Paraná). In October 2008, Ultrapar announced to the market that it had closed the purchase of the port terminals in Santos and Rio de Janeiro and in November 2008, the closing of the acquisition of the port terminal in Paranaguá. The total amount disbursed was R$ 487 million. Furthermore, Ultrapar assumed a net debt of R$ 32 million. The results of the businesses acquired were consolidated in Ultrapar's financial statements after their respective closing dates. Ultrapar's financial statements in periods prior to 4Q08 do not include the results of the businesses acquired.

Effect of the acquisition of Texaco
In August 2008, Ultrapar announced the signing of the sale and purchase agreement for the acquisition of Texaco’s fuel distribution business in Brazil. The price of the acquisition amounts to R$ 1,161 million, subjected only to working capital and net debt adjustments at the closing. The results of the businesses acquired will be consolidated in Ultrapar's financial statements after the closing.

Summary of the Fourth Quarter of 2008

Profit and Loss Data Ultrapar Consolidated	4Q08	4Q07	3Q08	Δ (%) 4Q08 vs.4Q07	Δ (%) 4Q08vs.3Q08	2008	2007	Δ (%) 2008v2007
Net Sales and Services	7,610	6,403	7,739	19%	(2%)	28,268	19,921	42%
Gross Profit	628	518	534	21%	18%	2,116	1,697	25%
Operating Profit	227	137	178	66%	27%	707	486	45%
EBITDA	331	221	263	50%	26%	1,064	779	37%
Net Earnings	77	83	117	(7%)	(34%)	388	182	113%
Earnings per share[1]	0.57	0.97	0.86	(42%)	(34%)	2.85	2.19	30%
Amounts in R$ million (except for EPS)
¹ Calculated based on the weighted average of the number of shares during the period.

Operational Data Ultragaz	4Q08	4Q07	3Q08	Δ (%) 4Q08 vs.4Q07	Δ (%) 4Q08 vs.3Q08	2008	2007	Δ (%) 2008v2007
Total Volume (000 tons)	391	391	433	0%	(10%)	1,601	1,572	2%
Bottled	273	266	290	3%	(6%)	1,090	1,061	3%
Bulk	118	126	143	(6%)	(17%)	511	511	0%

Operational Data Ipiranga	4Q08	4Q07	3Q08	Δ (%) 4Q08 vs.4Q07	Δ (%) 4Q08 vs.3Q08	2008	2007	Δ (%) 2008v2007
Total Volume (000 m³)	3,120	2,982	3,175	5%	(2%)	12,075	11,169	8%
Diesel	1,756	1,697	1,884	4%	(7%)	7,044	6,591	7%
Gasoline	811	805	775	1%	5%	3,039	3,039	0%
Ethanol	418	330	374	27%	12%	1,424	961	48%
NGV (Natural Gas for Vehicles)	60	68	62	(11%)	(3%)	252	262	(4%)
Fuel oils and kerosene	42	47	47	(11%)	(12%)	179	179	0%
Lubricants and greases	32	36	33	(10%)	(3%)	137	137	0%

Operational Data Oxiteno	4Q08	4Q07	3Q08	Δ (%) 4Q08 vs.4Q07	Δ (%) 4Q08 vs.3Q08	2008	2007	Δ (%) 2008v2007
Total Volume (000 tons)	133	176	152	(24%)	(12%)	567	656	(14%)
Product mix
Specialty Chemicals	117	138	131	(16%)	(11%)	504	505	0%
Glycols	17	38	21	(56%)	(19%)	63	151	(58%)
Geographical mix
Sales in Brazil	92	115	105	(20%)	(13%)	397	465	(15%)
Sales outside Brazil	41	62	46	(33%)	(11%)	170	191	(11%)

Operational Data Ultracargo	4Q08	4Q07	3Q08	Δ (%) 4Q08 vs.4Q07	Δ (%) 4Q08 vs.3Q08	2008	2007	Δ (%) 2008v2007
Effective storage[2] (000 m3)	443	286	304	55%	46%	335	279	20%
Total kilometrage travelled (million)	8.3	8.2	9.1	1%	(9%)	34.1	33.9	1%
2 monthly average

Macroeconomic Indicators	4Q08	4Q07	3Q08	Δ (%) 4Q08 vs.4Q07	Δ (%) 4Q08 vs.3Q08	2008	2007	Δ (%) 2008v2007
Average exchange rate (R$/US$)	2.278	1.786	1.668	28%	37%	1.835	1.948	(6%)
Brazilian basic interest rate (CDI)	3.3%	2.6%	3.2%			12.4%	11.8%
Inflation in the period (IPCA)	1.1%	1.4%	1.1%			5.9%	4.5%

Highlights

➢
Acquisition of União Terminais concluded – In 4Q08, Ultracargo closed the acquisition of União Terminais, a company with operations of storage and handling of bulk liquids in the ports of Santos, Rio de Janeiro and Paranaguá, for the amount of R$ 519 million, including net debt of R$ 32 million. For Ultracargo, this acquisition represents a milestone in its transformation process, with the objective to consolidate itself as the major and most complete provider of integrated logistic solutions for special bulk cargo in Brazil. The combination of its operations with União Terminais doubled the size of Ultracargo, which became the largest liquid bulk storage company in South America, strengthening its operating scale. With this acquisition, Ultracargo has increased its presence at the port of Santos, the largest Brazilian port, and is now strategically positioned in the ports of Rio de Janeiro and Paranaguá, where the company did not have operations.

➢
Dividends of R$ 119 million approved – On this date, the Board of Directors of Ultrapar approved the payment of R$ 119 million in dividends, equivalent to R$ 0.887031 per share, to be paid from April 2, 2009. This distribution, added to the dividends distributed in advance in August 2008, come to a total of R$ 238 million, corresponding to 61% of the consolidated net earnings in 2008, representing a dividend yield of 3% on Ultrapar's average share price in 2008.

➢
Ultrapar signs two financing agreements in the total amount of R$ 1.7 billion – In December 2008, Ultrapar concluded its second public offering of commercial promissory notes amounting to R$ 1.2 billion, with a 360-day term and a cost of Interbank Deposit Certificate (CDI) + 3.6% per year. The proceeds from the issuance were exclusively used to redeem Ultrapar's first issuance of promissory notes outstanding at the time. In addition, in March 2009, Ultrapar signed a contract for new funding from a bank credit bill (CCB) with Caixa Econômica Federal - CEF, in the total amount of R$ 500 million, with a 24-month grace period and 36-month term, with interest rate equivalent to 120% of the CDI. Both financings aim at maintaining Ultrapar’s sound financial position and extending the company’s debt profile.

➢
Investment plan of R$ 528 million approved for 2009 – Ultrapar’s Board of Directors approved an investment plan of R$ 528 million for 2009. It is budgeted R$ 239 million of investment at Ipiranga, R$ 175 million at Oxiteno, R$ 69 million at Ultragaz and R$ 36 million at Ultracargo. These investments are part of Ultrapar's expansion plan and aim at growing the company through increased operational scale, technology differentiation and productivity gains. This amount does not include acquisitions.

Executive Summary of the Results for the Quarter and the Year 2008

The economic and operating environment in 2008 was marked by two distinct moments. In the first three quarters of 2008, Brazilian Gross Domestic Product (GDP) recorded a strong growth of 6.4% compared to the same period of 2007, with emphasis on the performances of the real estate sector and automotive industry. As a result of the strong economic activity during the first three quarters, the automotive industry reached in 2008 the highest number of vehicles sold in one year and foreign direct investment in Brazil peaked the record level of US$ 45 billion, significantly increasing capital inflow, contributing to the appreciation of the Brazilian Real until September and to the assignment of the investment-grade rating to Brazil in April. However, from mid-September on the real-estate crisis in the United States and a sharp tightening in credit markets spread rapidly around the world, also reflecting in Brazil, leading the Real to depreciate 28% against the US dollar compared to 4Q07, a drop in international oil prices and a process of de-stocking in the value chain in many sectors of the economy.

Despite the slowdown in economic growth in 4Q08, the automotive segment set new sales records in 2008, with a 14% increase in the number of vehicles licensed during the year, compared to 2007. The expansion in Brazil's vehicle fleet during 2008, the improvements in legislation and inspection of the fuel sector, and the 4% growth in diesel sales, all contributed to a 5% rise in Ipiranga's sales volume in 4Q08 compared 4Q07. Ipiranga’s EBITDA amounted to R$ 171 million in 4Q08, 53% higher than that reported in 4Q07. Ipiranga's EBITDA in 2008 amounted to R$ 593 million, up 42% compared to the same period in 2007, due to an 8% increase in sales volume, and consequently higher operational leverage, and to a 5% decrease in selling, general and administrative expenses.

In the fourth quarter of 2008, Ultragaz's sales volume remained stable, with a 3% increase in sales volume in the bottled segment as a consequence of commercial initiatives implemented by the company, offset by a reduction in the bulk segment, reflecting the lower level of economic activity in 4Q08. Ultragaz's EBITDA amounted to R$ 50 million in 4Q08, 3% lower than in 4Q07, reflecting the lower sales volume in the bulk segment.  For the year, Ultragaz’s EBITDA reached R$ 211 million, down 16% on 2007, mainly as a consequence of a more competitive market in the bulk segment in the first half of 2008.

During 2008 Oxiteno's sales mix showed a significant improvement compared to 4Q07, which combined with the 28% depreciation in the Brazilian Real, more than compensated for the impacts of volumes and higher costs related to scheduled maintenance plant stoppages, resulting in EBITDA of R$ 93 million in 4Q08, 88% higher than in 4Q07. For the year, EBITDA at Oxiteno reached R$ 210 million, 33% higher than in 2007, and Oxiteno's EBITDA per unit amounted to US$ 202/ton, 64% higher than that in 2007.

Ultracargo reported a 55% increase in effective storage compared to 4Q07 as a consequence of (i) the consolidation of União Terminais from 4Q08, (ii) expansion to the Aratu terminal and (iii) a higher occupancy rate at the Santos terminal. As a consequence, EBITDA in 4Q08 came in at R$ 21 million, 190% higher than in 4Q07. For 2008, EBITDA amounted R$ 51 million, up 17% on 2007.

Ultrapar's consolidated EBITDA in the quarter amounted to R$ 331 million, 50% higher than in 4Q07, basically as a consequence of an increase in EBITDA at Ipiranga and Oxiteno and the consolidation of the results of União Terminais from 4Q08.  For 2008, Ultrapar's EBITDA amounted to R$ 1,064 million, up 37% on 2007. The company’s net earnings reached R$ 388 million, 113% higher than the same period in 2007, mainly due to the increase in EBITDA.

Operational Performance

Ultragaz – According to Brazilian National Oil Agency (ANP) the Brazilian LPG market increased by 1% in 4Q08 compared to the same period of the previous year. In 4Q08, Ultragaz's sales volume reached 391 thousand tons, stable in comparison to 4Q07. In the bottled segment, Ultragaz's sales volume amounted to 273 thousand tons, up 3% on 4Q07, basically as a result of commercial initiatives implemented by the company during the period. Ultragaz's sales in the bulk segment (UltraSystem) decreased by 6% in 4Q08, reflecting the lower level of economic activity in 4Q08. Compared to 3Q08, Ultragaz's sales volume decreased 10% as a result of seasonality and the temporary consumption by a major client in 3Q08. In 2008, Ultragaz's sales volume grew by 2% in line with that of the market, amounting to 1,601 thousand tons of LPG sold, with emphasis to the increase of 3% in the bottled segment, as a result of commercial initiatives developed by the company.

Sales Volume – Ultragaz (‘000 tons)

Ipiranga – The significant growth in the size of Brazil's vehicle fleet in 2008, commercial initiatives and improvements in legislation and inspection of the sector were important drivers for the 5% growth in sales volume at Ipiranga in the fourth quarter of 2008, which amounted to 3,120 thousand cubic metres, higher than the 3% growth in the regions where the company has its operations (South and Southeast of Brazil). Fuel sales volume for passenger cars (gasoline, ethanol and NGV) increased by 7% (87 thousand cubic meters), as a consequence of a 14% rise in light vehicle sales during 2008 and the increase in the percentage of sales volume by Sindicom members as a proportion of the total market, which rose from 59% in 4Q07 to 61% in 4Q08, the result of improvements in legislation and inspection implemented in the sector. Diesel sales volume was up 4% in the period (59 thousand cubic meters), mainly due to commercial initiatives implemented by Ipiranga with major clients. Compared to 3Q08, Ipiranga reported a 2% reduction in sales volume (56 thousand cubic meters), reflecting the typical seasonal variation between the periods. In 2008, sales volume rose 8% compared to Pro-forma volume in 2007, in line with the market growth in the company's operating regions (South and Southeast of Brazil).  Fuel sales volume for passenger cars (gasoline, ethanol and NGV) was up by 11%, as a consequence of the 14% increase in light vehicle sales and improvements in legislation and inspection implemented in the sector. Diesel sales volume was up by 7%, basically as a result of the good performance in the economy.

Sales Volume – Ipiranga (000 m³)

Oxiteno – Oxiteno's sales volume totalled 133,000 tons, 24% lower than in 4Q07, as a consequence of (i) scheduled stoppages for maintenance and expansion to the company’s plants, (ii) higher level of glycol sales in 4Q07, capitalizing on the restricted international supply of this product at that time and (iii) the de-stocking process in the value chain of many sectors in the economy. The company's sales mix improved substantially, with the share of specialty chemicals rising from 78% in 4Q07 to 87% in 4Q08 and sales to the domestic market rising from 65% in 4Q07 to 69% in 4Q08. The sales volume of Oxiteno's operations abroad was up by 21%, as a consequence of the 27% increase in sales volume by Oxiteno Mexico and the acquisition of Oxiteno Andina in 3Q07. Compared to 3Q08, Oxiteno's sales volume was down by 12%, basically due to seasonal variation between the two periods. Oxiteno's sales volume in 2008 totalled 567,000 tons, 14% lower than in 2007, as a result of (i) scheduled stoppages for maintenance and plant expansion by the company during 2008 and (ii) higher glycols sales in 2007, taking advantage of the restriction in the international supply of this product at that time. The sales mix also saw a substantial improvement, with sales of specialty chemicals rising from 77% of total sales in 2007 to 89% in 2008. Sales volume in Oxiteno's foreign operations increased by 64% in 2008, as a result of the 33% increase in the sales volume of Oxiteno Mexico and the acquisition of Oxiteno Andina in 3Q07.

Sales Volume – Oxiteno (000 tons)

Ultracargo – Ultracargo's average storage volume in cubic metres in 4Q08 was 55% and 46% higher than in 4Q07 and 3Q08 respectively, as a consequence of the consolidation of União Terminais from 4Q08 on, expansion carried out at the Aratu terminal and the higher occupancy rate at the Santos terminal. In the transportation segment, total kilometrage travelled was up 1% compared to 4Q07. Compared to 3Q08, kilometrage travelled was down 9% as a result of seasonal variation between the two periods. In 2008, effective storage showed a 20% increase, as a result of expansion at the Aratu terminal, a higher occupancy rate at the Santos terminal and consolidation of União Terminais from 4Q08 on.

Average storage (000 m³)	Kilometrage travelled (million)

Economic-Financial Performance

Net Sales and Services – Ultrapar net sales and services amounted to R$ 7,610 million in 4Q08, up 19% on 4Q07, as a consequence of the growth seen in all of the company's business units. Compared to 3Q08, Ultrapar's net sales and services decreased by 2%, as a consequence of seasonality in its businesses. In 2008, Ultrapar's net sales and services totalled R$ 28,268 million, up 42% on 2007, mainly due to the addition of net revenues from Ipiranga from 2Q07 and the growth seen in all of the company's business units.

Net Sales and Services (R$ million)

Ultragaz – Ultragaz's net sales and services amounted to R$ 823 million in 4Q08, a 7% increase on 4Q07, mainly due to the rise in the cost of LPG used in the bulk segment in 2008. Compared to 3Q08, net sales and services were down 10%, in line with the seasonally lower volume. For 2008, net sales at Ultragaz amounted to R$ 3,339 million, 7% higher than in 2007, as a result of the 2% increase in sales volume and the rise in the cost of LPG used in the bulk segment in 2008, partially offset by a more competitive market during the 1H08.

Ipiranga – Ipiranga's net sales and services amounted to R$ 6,134 million in 4Q08, 21% higher than the net sales and services in 4Q07, as a consequence of a 5% increase in sales volume in the period and the increase in the cost of diesel in 2008. Compared to 3Q08, net sales were 2% lower, in line with volume seasonality. In addition, net sales and services in 4Q08 included sales from subsidiary MaxFácil, Ipiranga's credit card management company, related to the year 2008, of R$ 13 million. In 2008 Ipiranga's net sales totalled R$ 22,676 million, up 17% compared to Pro-forma sales in 2007, as a consequence of an 8% increase in sales volume, and a rise in diesel costs in 2008.

Net sales breakdown by product – Ipiranga

Oxiteno – Net sales and services at Oxiteno totalled R$ 569 million in 4Q08, 14% higher than in 4Q07, despite the reduction of 24% in the volume sold, as a consequence of the 28% weaker Brazilian Real and an 18% increase in average prices in dollar terms, as a result of improvement in sales mix and commercial initiatives implemented by the company in the last twelve months. Compared to 3Q08, net sales and services were up 15%, despite the impact of seasonality in the period, as a consequence of the 37% depreciation in the Brazilian Real. Net sales and services in 2008 amounted to R$ 1,926 million, up 9% on 2007, as a consequence of a 34% recovery in average prices in dollar terms, partially offset by a 6% stronger Brazilian Real, and a 14% drop in sales volume.

Ultracargo – Ultracargo's net sales and services amounted to R$ 87 million in 4Q08, up 48% and 21% on 4Q07 and 3Q08, respectively, mainly due to the consolidation of net sales from União Terminais from 4Q08 on. In 2008, Ultracargo's net sales and services amounted to R$ 283 million, 24% higher than in 2007, basically as a consequence of increased storage volume, new integrated transport and in-house logistics operations and the consolidation of União Terminais from 4Q08 on.

Cost of Products Sold – Ultrapar's cost of products sold amounted to R$ 6,982 million in 4Q08, up 19% on 4Q07. Compared to 3Q08, Ultrapar's cost of products sold dropped by 3%, as a result of a seasonal drop in volume in its businesses. In 2008, Ultrapar's cost of products sold totalled R$ 26,152 million, an increase of 44% on the previous year, basically as a consequence of the consolidation of Ipiranga's cost of products sold from 2Q07, the rise in the cost of diesel and the higher cost of LPG for the bulk segment.

Ultragaz – The cost of products sold at Ultragaz reached R$ 717 million in 4Q08, up 8% on 4Q07, mainly as a consequence of the successive increases in the ex-refinery price of LPG for use in the bulk segment during 2008, with total effect of approximately R$ 400/ton on the cost of LPG for use in that segment. Compared to 3Q08, Ultragaz's cost of products sold was down 10%, in line with the seasonal drop in sales volume. Ultragaz's cost of products sold amounted to R$ 2,898 million, an increase of 10% compared to 2007, basically as a consequence of higher sales volume and the successive increases in the ex-refinery price for use in the bulk segment during the year.

Ipiranga – Ipiranga's cost of products sold totalled R$ 5,800 million in 4Q08, up 21% on 4Q07, as a consequence of a 5% increase in sales volume, the increase in the diesel ex-refinery price in May 2008, and the obligatory increase in the amount of biodiesel to be added to diesel. Compared to 3Q08, the company's cost of products sold was down 2%, in line with sales volume variation during the period. In 2008, Ipiranga's cost of products sold totaled R$ 21,492 million, up 17% compared to Pro-forma figures for 2007, as a consequence of the same factors cited above.

Oxiteno – Oxiteno's cost of products sold in 4Q08 amounted to R$ 413 million, a 4% increase on 4Q07, despite a 24% drop in sales volume, as a consequence of (i) the 28% weaker Brazilian Real, (ii) higher fixed and depreciation costs as a result of the start-up of additional production capacity in 4Q08 and (iii) the impact of scheduled maintenance stoppages at the Mauá plant. Compared to 3Q08, Oxiteno's cost of products sold increased by 3%, as a result of the 37% weaker Brazilian Real and higher fixed and depreciation costs, as a result of the start-up of additional production capacity in 4Q08, partially offset by the 12% drop in sales volume and reduced international prices of raw materials. In 2008, Oxiteno's cost of products sold totalled R$ 1,527 million, a 7% increase compared to 2007, basically due to higher raw materials unit costs in dollar, as a consequence of higher average oil prices, and the cost of R$ 18 million related to the scheduled maintenance stoppages at the production units during 2008.

Ultracargo – The cost of services provided by Ultracargo in 4Q08 amounted to R$ 54 million, up 32% on 4Q07, as a consequence of (i) the consolidation of the cost of services provided by União Terminais from 4Q08, (ii) an increase in costs in the transport segment, basically due to higher diesel prices, (iii) an increase in volume stored, partially offset by non-recurring items in 4Q07 in the amount of R$ 4 million, being R$ 1.5 million in depreciation costs. Compared to 3Q08, Ultracargo's cost of services provided increased by 10% as a consequence of the consolidation of the cost of services provided by União Terminais from 4Q08. In 2008, the cost of services provided by Ultracargo totalled R$ 187 million, up 29% on 2007.

Sales, General and Administrative Expenses – Sales, general and administrative expenses at Ultrapar reached R$ 405 million in 4Q08, up 4% and 13% on 4Q07 and 3Q08, respectively. In 2008, Ultrapar's sales, general and administrative expenses amounted to R$ 1,435 million, up 17% compared to 2007, basically as a result of (i) the impact of inflation on expenses, (ii) the consolidation of Ipiranga’s sales, general and administrative expenses from 2Q07 onwards, (iii) the increase in the cost of diesel, which had an impact on freight expenses and (iv) an 8% increase in sales volume at Ipiranga.

Ultragaz – Ultragaz's sales, general and administrative expenses amounted to R$ 85 million in 4Q08, 3% down on 4Q07, as a consequence of initiatives to reduce expenses implemented during 2008, and the advertising and marketing expenses related to the company's 70th anniversary institutional campaign carried out in 2007, partially offset by higher personnel expenses as a result of annual collective wage agreement and a rise in the freight unit cost. Compared to 3Q08, sales, general and administrative expenses at Ultragaz dropped 3%, as a consequence of the initiatives to reduce expenses. In 2008, sales, general and administrative expenses amounted to R$ 348 million, up 3% on 2007.

Ipiranga – Ipiranga's sales, general and administrative expenses amounted to R$ 190 million in 4Q08, down 7% on 4Q07.  Sales expenses were stable compared to 4Q07, due to the 5% increase in volume sold and the rise in freight unit cost, partially offset by lower advertising and marketing expenses. Compared to 3Q08, sales expenses were 2% lower, in line with the reduction in volume sold. General and administrative expenses were down by 19% compared to 4Q07, as a result of organizational optimization measures implemented since the acquisition and the end of CPMF tax, partially offset by (i) the increase in personnel expenses as a consequence of the annual collective wage agreement and higher variable compensation, in line with the progress in the company's earnings, (ii) the installation of CTF (Fleet Control System) at the Texaco service stations and (iii) higher concentration of environmental evaluations and remediation. Compared to 3Q08, general and administrative expenses at Ipiranga increased by 19% due to the increases mentioned above. In 2008, Ipiranga's sales, general and administrative expenses totalled R$ 689 million, down 5% on 2007 Pro-forma.

Oxiteno – Sales, general and administrative expenses at Oxiteno totalled R$ 79 million in 4Q08, up 20% and 33% on 4Q07 and 3Q08, respectively, mainly as a consequence of (i) the increase in personnel expenses as a consequence of the annual collective wage agreement and an increase in variable compensation, in line with the expansion in the company's earnings and (ii) higher freight unit cost, as a consequence of the rise in diesel prices and the Brazilian Real depreciation. Sales, general and administrative expenses in 2008 totalled R$ 246 million, up 4% compared to 2007.

Ultracargo – Ultracargo's sales, general and administrative expenses amounted to R$ 31 million in 4Q08, up 63% and 53% compared to 4Q07 and 3Q08, respectively, due to the amortization of the goodwill from the acquisition of União Terminais, in the amount of R$ 8 million, and the consolidation of sales, general and administrative expenses from União Terminais, both from 4Q08. In 2008, sales, general and administrative expenses totalled R$ 92 million, up 31% compared to 2007.

EBITDA – Ultrapar reported earnings before interest, tax depreciation and amortization (EBITDA) of R$ 331 million in 4Q08, up 50% and 26% compared to 4Q07 and 3Q08, respectively, mainly as a consequence of EBITDA growth at Ipiranga and Oxiteno and the consolidation of the results from União Terminais from 4Q08 on. Ultrapar's consolidated EBITDA amounted to R$ 1,064 million in 2008, up 37% compared to 2007, basically as a consequence of EBITDA growth at Ipiranga and Oxiteno and the consolidation of the results of Ipiranga from 2Q07 on.

EBITDA (in R$ million)

Ultragaz – Ultragaz reported EBITDA of R$ 50 million in 4Q08, down 3% on 4Q07, reflecting a weaker economic activity in Brazil in 4Q08, impacting sales volume in the bulk segment, partially offset by a reduction in sales, general and administrative expenses. Compared to 3Q08, EBITDA at Ultragaz decreased by 24%, due to the typical seasonality between the quarters. In 2008, EBITDA amounted to R$ 211 million, 16% down on the previous year, basically due to a more competitive market in the bottled gas segment in the first half of 2008.

Ipiranga – EBITDA at Ipiranga amounted to R$ 171 million in 4Q08, up 53% on 4Q07, mainly as a consequence of (i) a 5% increase in sales volume, with a consequent increase in operational leverage, (ii) measures implemented to improve legislation and inspection of the fuel sector, (iii) a reduction in general and administrative expenses and (iv) earnings from subsidiary MaxFácil related to the year 2008, booked in 4Q08. Compared to 3Q08, EBITDA increased by 20%, basically due to a seasonal improvement in sales mix and MaxFácil. In 2008 Ipiranga reported EBITDA of R$ 593 million, 42% higher than Pro-forma EBITDA for 2007, as a consequence of the factors mentioned above.

Oxiteno – EBITDA totalled R$ 93 million in 4Q08, up 88% compared to 4Q07, especially due to an improvement in sales mix and commercial initiatives implemented by the company over the last 12 months, allowing a recovery in average prices, in dollar terms and the 28% weaker Brazilian Real during the period. Compared to 3Q08, EBITDA at Oxiteno showed an increase of 114% as a consequence of the 37% depreciation in the Brazilian Real and lower raw material international prices. In 2008 Oxiteno reported EBITDA of R$ 210 million, up 33% compared to 2007, as a consequence of the recovery in average prices in dollar terms and the depreciation in the Brazilian Real in the last quarter of the year.

Ultracargo – Ultracargo reported EBITDA of R$ 21 million in 4Q08, R$ 14 million higher than in 4Q07 as a consequence of: (i) the consolidation of EBITDA from União Terminais from 4Q08, (ii) an increase in volumes stored at the Santos and Aratu terminals and (iii) non-recurring costs recognized in 4Q07. Compared to 3Q08, Ultracargo's EBITDA was up 85%, as a consequence of the consolidation of EBITDA from União Terminais from 4Q08. In 2008 EBITDA at Ultracargo amounted to R$ 51 million, up 18% compared to 2007, basically as a consequence of expansion of the Aratu terminal, an increase in the volume of products handled at the Santos terminal, and the addition of União Terminais operations from 4Q08 on.

Financial result – Ultrapar presented net financial expense of R$ 88 million in 4Q08, R$ 34 million higher than that in 4Q07. The increase in net financial expenses in 4Q08 is due to (i) the rise in interest rates, (ii) the increase in Ultrapar's net debt and (iii) the 22% depreciation in the Brazilian Real during 4Q08, compared to an appreciation of 4% in 4Q07. As of December 31, 2008, Ultrapar had a net exposure to foreign currency short in US$ 48 million, compatible with Oxiteno’s short-term sales flow in foreign currency. Compared to 3Q08, the company's net financial expenses were up R$ 64 million, due to the factors mentioned above. In 2008, Ultrapar accumulated net financial expenses of R$ 166 million, compared to net expenses of R$ 119 million in 2007. Ultrapar ended 2008 with net debt of R$ 1,524 million, compared to net debt of R$ 1,434 million in 2007.

Other revenues and expenses (former "Non-Operational Result") – In 4Q08 Ultrapar reported other expenses of R$ 8 million, largely due to the write-off of studies and projects, compared to other revenues of R$ 12 million in 4Q07, as a result of the sale of certain Ipiranga's assets. In 3Q08 Ultrapar reported other revenues of R$ 12 million, mainly the result from the sale of assets, notably the stake in Petroquímica União S.A. held by Oxiteno. In 2008, Ultrapar's other revenues totalled R$ 11 million, compared to a positive result of R$ 9 million in 2007.

Benefits from tax holidays – In 4Q08 Ultrapar's benefits from tax holidays totalled R$ 14 million, R$ 12 million lower than in 4Q07, basically as a result of the tax benefits related to the Camaçari plant generated in 2007 and only recognized in 4Q07. In 3Q08 Ultrapar's benefits from tax holidays totalled R$ 10 million. For 2008, Ultrapar's benefits from tax holidays amounted to R$ 40 million, up 14% compared to 2007.

Net Earnings – Ultrapar’s net consolidated earnings in 4Q08 amounted to R$ 77 million, down 7% and 34% on 4Q07 and 3Q08, respectively, basically due to (i) the variation in the financial result, benefits from tax holidays and other revenues and expenses mentioned above and (ii) R$ 20 million higher depreciation and amortization expenses as a result of the investments and acquisitions made. Ultrapar's net earnings in 2008 totalled R$ 388 million, 113% higher than the net earnings reported in 2007.

Investments –Total investment, net of disposals and repayments, amounted to R$ 759 million in 4Q08, allocated as follows:

•	At Ultragaz, R$ 30 million was invested mainly on the expansion of the company's bulk distribution (UltraSystem) and fleet renewal.

•
At Ipiranga, R$ 104 million was invested. The investments were directed to re-branding service stations, new service stations, renewal of contracts and improvements in service stations and distribution facilities, with R$ 59 million related to additions to property, plant and equipment and R$ 45 million related to financing and bonuses to clients¹.

•
At Oxiteno, R$ 121 million was invested, concentrated on projects to expand production capacity. Oxiteno’s expansion projects which started operation in 4Q08 include (i) the operational start-up of the oleochemical unit, with capacity to process approximately 100 thousand tons; (ii) the expansion of the ethylene oxide unit at Mauá, adding 38 thousand tons to the production capacity of this product, and (iii) the expansion of the ethoxylate and ethanolamine production at Camaçari, adding 120 thousand tons to the capacity of these products. These expansions aim at meeting the demand in the agrochemicals, cosmetics & detergents, and paint & varnishes segments, mainly through imports replacement.

•	In addition to the acquisition of União Terminais, Ultracargo invested R$ 17 million, mainly in the expansion of Aratu and Paulínia terminals, as well as in maintenance of its terminals.

Total investments, net of disposals and repayments
(R$ million)
Investment in fixed, intangible and deferred assets in 4Q08[2]	R$ million	% of total
Ultragaz	30	13%
Ipiranga	59	25%
Oxiteno	121	51%
Ultracargo	17	7%
Ultrapar[3]	236	100%

Following its growth plan, during 2008 Ultrapar invested R$ 1,516 million in acquisitions and organic investments, aiming at consolidating its differentiated position in the markets in which it operates and strengthening its growth through increased scale, technological differentiation and costs and expenses optimization. Acquisitions amounted to R$ 537 million in 2008, reflecting the acquisition of União Terminais and the share buyback program, net of the sale of the stake formerly held by Oxiteno in Petroquímica União S.A. Organic investments amounted to R$ 978 million. At Ultragaz, a total of R$ 167 million was invested, with a focus on the expansion of its LPG bulk distribution system (UltraSystem), geographical expansion and the purchase and renewal of LPG bottles and tanks. Investments in Ipiranga’s operation totalled R$ 229 million and were mainly spent on expanding the company's distribution network, the renewal of contracts and improvements at service stations and distribution terminals, with R$ 140 million referring to additions to property, plant and equipment and deferred assets, net of disposals, and R$ 89 million referring to financing and bonuses to clients¹. At Oxiteno, total investment amounted to R$ 516 million, mostly concentrated on expanding production capacity, particularly in the conclusion of the oleochemical plant, in the expansion of specialty chemicals production capacity and in the expansion of ethylene oxide production capacity at Mauá unit, which all came on stream in the fourth quarter of 2008. At Ultracargo investment totalled R$ 56 million, basically on the expansion and maintenance of its terminals.

The investment plan for 2009, excluding acquisitions, amounts to R$ 528 million, R$ 69 million to be invested at Ultragaz, R$ 239 million at Ipiranga, R$ 175 million at Oxiteno and R$ 36 million at Ultracargo. At Ultragaz investments will be mainly allocated in the renewal of LPG bottles and tanks and the strengthening of its operations in the North and Northeast regions of Brazil. At Ipiranga investments will be mainly allocated to expansion and renewal of its fuel distribution network, operational improvements and the Texaco brand-name switching in part of the acquired network. Investments at Oxiteno consider basically the expansion of ethylene oxide production capacity at Camaçari and the modernization of its facilities. At Ultracargo investments will be allocated to operational improvements and expansion of its terminals in Santos and Aratu.

1 Financing and client bonuses are included under "working capital" in the cash flow statement
2 Net of disposals
3 Includes the consolidation of Serma (R$ 8 million)

Ultrapar in the capital markets

Considering the combined trading on BM&FBovespa and the NYSE, the average daily trading volume in 4Q08 of R$ 25 million represents an increase of 155% on the average of R$ 10 million in 4Q07. From 3Q08, the worsening in the US crisis culminated in the bankruptcy of some financial institutions, the tightening of credit markets liquidity and the slowdown in the global economy, resulted in a sharp fall in equity prices on stock exchanges around the world, leading the Ibovespa and the Dow Jones to drop 24% and 19% in 4Q08, respectively. In the same period, Ultrapar's shares rose by 1% on the BM&FBovespa and dropped by 10% on the NYSE, a relative increase of 25% and 9% compared to the Ibovespa and the Dow Jones. Ultrapar ended 2008 with a total market capitalization of R$ 7 billion.

Performance of UGPA4 vs. Ibovespa – 2008
(Base 100)

Summary of changes resulting from the application of Law 11,638/07 and Provisional Measure 449/08

The table below shows the main impacts of Law 11,638/07 and Provisional Measure 449/08.

Effects from the implementation of the 11,638/07 and Provisional Measure 449/08  on the business units EBITDA
(R$ million)

		Ipiranga	Ultragaz	Oxiteno	Ultracargo	Others/Elim.	Ultrapar
EBITDA before the implementation of Law 11,638/07 and Provisional Measure 449/08		592.8	210.7	210.0	50.6	(0.3)	1,063.9
Contracts for financial leasing operations recognized as property, plant and equipment and debt	CVM 554/ CPC 06	10.4	-	-	-	0.1	10.5
Consolidation of the results of the company SERMA* on the financial statements	CVM 565/ CPC 13	-	-	-	-	5.1	5.1
Total effects		10.4	-	-	-	5.1	15.5
EBITDA according to audited financial statements on December 31st, 2008 (after the implementation of Law 11.638/07 and Provisional Measure 449/08)		603.2	210.7	210.0	50.6	4.9	1,079.4

Main effects from the implementation of Law 11,638/07 and Provisional Measure 449/08 on the consolidated financial statements
(R$ million)

		EBITDA	Financial results	Net earnings	Net debt	Long term assets	Shareholders’ equity
Figures before the implementation of Law 11,638/07 and Provisional Measure 449/08		1,063.9	(166.3)	388.0	1,524.3	3,726.3	4,646.1
Contracts of financial leasing operations recognized as fixed assets and debt	CVM 554/ CPC 06	10.5	(2.9)	2.4	25.4	29.0	2.4
Consolidation of the company SERMA and equity in subsidiary and affiliated companies of Metalplus** in the financial statements	CVM 565/ CPC 13	5.1	(0.2)	-	(0.2)	14.9	(0.3)
Currency translation impact of the net investment on some foreign subsidiaries recorded directly in the account Accumulated translation adjustments in the Shareholder’s equity	CVM 534/ CPC 02	-	(8.3)	(8.3)	-	-	-
Marking to market of financial and foreign exchange and interest hedging instruments	CVM 566/ CPC 14	-	7.7	7.3	(1.6)	-	1.1
Transaction costs and premiums in the issuance of securities and securities recognized as debt reducer	CVM 556/ CPC 08	-	1.2	0.9	(9.6)	-	0.9
Adjustment at present value of credit balances of ICMS on the purchase of fixed assets (CIAP)	CVM 564/ CPC 12		-	-	-	5.5	-
Total effects		15.5	(2.6)	2.3	14.0	49.5	4.0
Figures according to audited financial statements on December 31st, 2008 (after the implementation of Law 11.638/07 and Provisional Measure 449/08)		1,079.4	(168.8)	390.3	1,538.3	3,775.7	4,650.1

 * SERMA - Association of Users of data processing equipment and related services (responsible for IT services for Ultrapar)
** Metalúrgica Plus S / A - Former producer of gas cylinders, not currently operating

Outlook

With the acquisitions of Texaco and União Terminais and the conclusion of a significant portion of Oxiteno’s production capacity expansion, the year 2008 crowed a major cycle of investments started in 2006, aiming at enabling the growth in Ultrapar's businesses and in its levels of profitability in the years to come. During 2009 we will be focusing on capturing the benefits of these acquisitions and investments, through increased operational and financial scale and a widened range of products and services offered. Add to this the natural resilience of our businesses, sound finance position and the focus on results which have always been our characteristics, leaving us in a privileged position to move forward on the path of sustainable growth and value generation.

In the fuel distribution business, the consolidation of Texaco and the implementation of our management model in the business acquired should result in a significant increase in the level of earnings at the new Ipiranga over time. In addition to this, the larger national vehicle fleet at the end of 2008, combined with improvements to legislation and inspection measures in the sector, all indicate a growth in the combined sales volume of gasoline, ethanol and NGV in 2009. At Oxiteno the production expansion, which has come on stream in the last few months, will enable us to increase our specialty chemical production volume, basically through displacing imported products, resulting in an improvement in sales mix. In addition, the weaker Brazilian Real together with the lower international oil prices should also contribute positively to Oxiteno’s earnings increase. At Ultracargo, we will continue to execute the União Terminais’ acquisition business plan, already started in the 4Q08. At Ultragaz, we will be continuing with projects to improve operational efficiency through Ultralevel and Ultraflex programs, and the expansion in niche markets that have a higher rate of growth than the national average.

Forthcoming Events

Conference Call / Webcast for analysts: March 13, 2009

Ultrapar will be holding a conference call for analysts on March 13, 2009, to comment on the company's performance in the fourth quarter of 2008 and future outlook. The presentation will be available for download on the company's website 30 minutes prior to the conference call.

National: 11 am (local time)
Telephone: +55 (11) 2188-0188
Code: Ultrapar

International: 12:30 pm (local time) / 11:30 am (New York – U.S. Eastern Standard Time)
Participants in Brazil: 0800 891 0015
US participants: 1-800-860-2442
International participants: +1 (412) 858-4600
Code: Ultrapar

WEBCAST live by Internet on site www.ultra.com.br. Please connect 15 minutes in advance.

This document may contain forecasts of future events. Such predictions merely reflect the expectations of the Company's management. Words such as: "believe", "expect", "plan", "strategy", "prospects", "envisage", "estimate", "forecast", "anticipate", "may" and other words with similar meaning are intended as preliminary declarations regarding expectations and future forecasts. Such declarations are subject to risks and uncertainties, anticipated by the Company or otherwise, which could mean that the reported results turn out to be significantly different from those forecast. Therefore, the reader should not base investment decisions solely on these estimates.

Operational and Market

Financial focus	4Q08	4Q07	3Q08	2008	2007
EBITDA margin Ultrapar	4%	3%	3%	4%	4%
Net margin Ultrapar	1%	1%	2%	1%	1%
Productivity	4Q08	4Q07	3Q08	2008	2007
EBITDA R$/ton Ultragaz	128	131	153	132	160
EBITDA R$/m3 Ipiranga[1]	55	37	45	49	37
EBITDA R$/ton Oxiteno	696	279	287	370	240
Focus on Human Resources	4Q08	4Q07	3Q08	2008	2007
Number of employees – Ultrapar	9,496	9,653	9,488	9,496	9,653
Number of employees – Ultragaz	4,109	4,467	4,203	4,109	4,467
Number of employees – Ipiranga[1]	2,083	2,317	2,063	2,083	2,317
Number of employees – Oxiteno	1,565	1,441	1,574	1,565	1,441
Number of employees – Ultracargo	1,459	1,193	1,373	1,459	1,193
Focused on capital markets	4Q08	4Q07	3Q08	2008	2007
Number of shares ('000)	136,096	136,096	136,096	136,096	136,096
Market capitalization [2] – R$ million	6,247	9,082	7,547	7,549	9,082
Bovespa	4Q08	4Q07	3Q08	2008	2007
Average daily volume (shares)	388,440	108,710	340,591	360,195	119,318
Average daily volume (R$ '000 shares)	17,673	7,252	18,910	20,025	7,319
Average share price (R$/share)	45.5	66.7	55.5	55.6	61.3
NYSE	4Q08	4Q07	3Q08	2008	2007
Quantity of ADRs[3] ('000 ADRs)	13,445	10,398	10,645	13,445	10,398
Average daily volume (ADRs)	153,501	37,316	105,599	117,104	73,433
Average daily volume (US$ '000)	3,175	1,396	3,516	3,548	2,281
Average share price (US$/ADRs)	20.7	37.4	33.3	30.3	31.1
Total[4]	4Q08	4Q07	3Q08	2008	2007
Average daily volume (shares)	541,942	146,026	446,190	477,299	192,751
Average daily volume (R$ '000 shares)	24,878	9,745	24,743	26,476	11,781

All financial information is presented according to the accounting principles laid down in Brazilian Corporate Legislation (BR GAAP). All figures are expressed in Brazilian Reais, except for the amounts on page 25, which are expressed in US dollars and were obtained using the average rate of exchange (commercial dollar rate) for the corresponding periods.

For additional information, please contact:
Investor Relations department - Ultrapar Participações S.A.
(55 11) 3177-7014
invest@ultra.com.br
www.ultra.com.br

1 Information for 1Q07 consists of unaudited pro-forma figures for Ipiranga, inserted merely to provide a basis of comparison.
2 Calculated based on the weighted average price in the period.
3 1 ADR = 1 preferred share.
4 Total = BM&FBovespa + NYSE. From December 2007, includes 54,770,590 preferred shares issued by Ultrapar for the exchange of the shares of RPI, DPPI and CBPI.

ULTRAPAR
CONSOLIDATED BALANCE SHEET
In millions of Reais - Accounting practices adopted in Brazil

	QUARTERS ENDED IN
	DEC	DEC	DEC	SEP
	2008	2008	2007	2008
	Law 11,638	Law 6,404	Law 6,404	Law 6,404
ASSETS
Cash and cash equivalents	2,126.4	2,124.6	1,622.9	2,539.8
Trade accounts receivable	1,429.3	1,429.3	1,344.4	1,547.7
Inventories	1,033.8	1,033.8	631.1	856.0
Income and social contribution taxes	111.8	111.8	109.0	62.8
Other	434.5	436.7	1,988.3	352.2
Total Current Assets	5,135.8	5,136.2	5,695.7	5,358.5

Investments	34.0	39.5	47.1	20.7
Property, plant and equipment and intangibles	3,726.1	3,173.2	2,335.8	2,757.8
Deferred charges	15.6	513.6	570.1	557.9
Long term investments	7.2	7.2	120.8	30.2
Income and social contribution taxes	408.7	264.5	119.6	175.0
Trade accounts receivable LT	210.1	210.1	176.9	163.8
Other long term assets	129.7	299.1	158.5	200.8

Total Long Term Assets	4,531.4	4,507.2	3,528.8	3,906.2

TOTAL ASSETS	9,667.2	9,643.4	9,224.5	9,264.7

LIABILITIES
Loans and financing	1,658.1	1,647.6	589.9	1,636.5
Debentures	-	-	1,228.7	-
Suppliers	614.2	613.4	582.7	586.3
Payroll and related charges	164.6	163.6	123.2	144.8
Taxes	121.1	121.0	120.7	120.6
Other accounts payable	189.7	189.7	363.8	98.9
Total Current Liabilities	2,747.7	2,735.3	3,009.0	2,587.1

Loans and financing	2,013.8	2,008.5	1,009.2	1,731.3
Debentures	-	-	350.0	-
Income and social contribution taxes	18.2	16.2	1.8	1.9
Other long term liabilities	199.1	199.1	218.9	218.0
Total Long Term Liabilities	2,231.1	2,223.8	1,579.9	1,951.2
TOTAL LIABILITIES	4,978.8	4,959.1	4,588.9	4,538.3

STOCKHOLDERS' EQUITY
Capital	3,696.8	3,696.8	3,696.8	3,696.8
Capital reserve	0.9	0.9	0.9	1.1
Revalution reserves	10.3	10.3	11.6	10.6
Profit reserves	940.1	938.1	891.5	787.2
Ajuste de avaliação patrimonial	(6.2)	-	-	-
Conversion translation adjustment	8.3	-	-	-
Retained earnings	-	-	-	192.7
Total Stockholders' Equity	4,650.2	4,646.1	4,600.8	4,688.4
Minority Interests	38.2	38.2	34.8	38.0
TOTAL STOCKHOLDERS' EQUITY & M.I.	4,688.4	4,684.3	4,635.6	4,726.4

TOTAL LIAB. AND STOCKHOLDERS' EQUITY	9,667.2	9,643.4	9,224.5	9,264.7

Cash and Long term investments	2,133.6	2,131.8	1,743.7	2,570.0
Debt	3,671.9	3,656.1	3,177.8	3,367.8
Net cash (debt)	(1,538.3)	(1,524.3)	(1,434.1)	(797.8)

ULTRAPAR
CONSOLIDATED STATEMENT OF INCOME
In millions of Reais (except per share data) - Accounting practices adopted in Brazil

	QUARTERS ENDED IN			ACCUMULATED
	DEC	DEC	SEP	DEC	DEC	DEC
	2008	2007	2008	2008	2008	2007
	Law 6,404	Law 6,404	Law 6,404	Law 11,638	Law 6,404	Law 6,404

Net sales and services	7,609.7	6,403.3	7,738.6	28,268.0	28,268.0	19,921.3

Cost of sales and services	(6,981.8)	(5,884.9)	(7,204.6)	(26,152.3)	(26,152.3)	(18,224.2)

Gross profit	627.9	518.4	534.0	2,115.7	2,115.7	1,697.1

Operating expenses
Selling	(157.4)	(155.2)	(155.5)	(584.2)	(584.2)	(472.6)
General and administrative	(167.7)	(166.8)	(136.9)	(553.0)	(568.5)	(522.2)
Depreciation and amortization	(76.9)	(66.7)	(67.5)	(287.2)	(278.4)	(228.5)

Other operating income (expenses)	1.1	7.4	4.0	22.1	22.1	12.3

Income before equity and financial
results	227.1	137.1	178.1	713.4	706.7	486.1

Financial results	(88.1)	(54.2)	(24.5)	(168.8)	(166.3)	(119.4)
Financial income	67.7	40.8	68.1	257.2	257.2	163.3
Financial expenses	(154.8)	(72.5)	(94.6)	(423.2)	(420.9)	(244.0)
Taxes on financial activities	(1.0)	(22.5)	2.0	(2.8)	(2.6)	(38.7)
Equity in earnings (losses) of affiliates
Affiliates	(0.2)	0.8	0.1	-	-	0.6

Other operating income (expense)	(8.2)	11.7	12.2	11.2	11.2	8.8

Income before taxes and profit sharing	130.6	95.4	165.9	555.8	551.6	376.1

Provision for income and social contribution tax	(63.8)	(34.4)	(54.7)	(191.9)	(190.0)	(121.1)
Benefit of tax holidays	14.2	25.7	10.1	40.3	40.3	35.2

Income before minority interest	81.0	86.7	121.3	404.2	401.9	290.2

Employees statutory interest	(2.4)	(2.8)	(3.1)	(9.4)	(9.4)	(7.3)
Minority interest	(1.3)	(1.2)	(1.5)	(4.5)	(4.5)	(101.0)

Net Income	77.3	82.7	116.7	390.3	388.0	181.9

EBITDA	330.9	220.9	262.6	1,079.4	1,063.9	779.4
Depreciation and amortization	106.2	86.7	87.6	375.5	366.6	300.6
Total investments, net of write-off and repayments	758.6	1,409.7	249.0	1,515.7	1,515.7	2,687.1

RATIOS

Earnings / share - R$	0.57	0.97	0.86	2.87	2.85	2.19

Net debt / Stockholders' equity	0.33	0.31	0.17	0.33	0.33	0.31
Net debt / LTM EBITDA	1.43	1.84	0.84	1.43	1.43	1.84
Net interest expense / EBITDA	0.27	0.25	0.09	0.16	0.16	0.15
Gross margin	8.3%	8.1%	6.9%	7.5%	7.5%	8.5%
Operating margin	3.0%	2.1%	2.3%	2.5%	2.5%	2.4%
EBITDA margin	4.3%	3.4%	3.4%	3.8%	3.8%	3.9%

ULTRAPAR
CONSOLIDATED CASH FLOW STATEMENT
In millions of Reais - Accounting practices adopted in Brazil

	2008	2008	2007
	Law 11,638	Law 6,404	Law 6,404

Cash Flows from operating activities	642.3	630.0	588.1
Net income	390.3	388.0	181.9
Minority interest	4.5	4.5	101.0
Depreciation and amortization	375.5	366.6	300.6
Working capital	(630.4)	(630.4)	49.1
Financial expenses (A)	585.9	584.4	67.2
Deferred income and social contribution taxes	(9.4)	(9.4)	(92.2)
Other (B)	(74.1)	(73.7)	(19.5)

Cash Flows from investing activities	(1,321.8)	(1,321.8)	(2,583.3)
Additions to property, plant, equipment and deferred charges	(889.4)	(889.4)	(694.6)
Acquisition of minority interests (C)	(432.4)	(432.4)	(1,888.7)

Cash Flows from (used in) financing activities	1,058.0	1,068.5	1,867.7
Issuances of short term debt	2,815.0	2,815.0	(220.7)
Amortization of short term debt	(3,771.5)	(3,761.0)	889.0
Issuances of long term debt	792.8	792.8	265.0
Related companies	(5.7)	(5.7)	26.4
Aquisition of treasury shares (D)	(105.0)	(105.0)	(25.3)
Dividends paid (E)	(398.9)	(398.9)	(65.7)
Increase of capital	-	-	999.0
Received from Petrobras/Braskem related to the acquisition of Ipiranga Group	1,731.3	1,731.3	-

Net increase (decrease) in cash and cash equivalents	378.5	376.7	(127.5)

Cash from subsidiaries acquired (F)	11.4	11.4	253.1

Cash and cash equivalents at the beginning of the period (F)	1,743.7	1,743.7	1,618.1

Cash and cash equivalents at the end of the period (F)	2,133.6	2,131.8	1,743.7

Supplemental disclosure of cash flow information
Cash paid for interest (G)	180.3	180.3	160.5
Cash paid for taxes on income (H)	126.6	126.6	70.6

(A)
Comprised of interest and exchange rate and inflationary variation expenses on loans and financings, which do not represent cash disbursement. Does not include revenues from interest and exchange rate and inflationary variation on cash equivalents.

(B)	Comprised mainly of cost of permanent asset sold and variation of noncurrent assets and liabilities, net.
(C)	In 2008 refers to União Terminais´ acquisition, net of the sale of equity interest held in Petroquímica União S.A..
(D)	Until September 2008 the amount was reported in "Acquisition of minority interests".
(E)	Including dividends paid by Ultrapar and its subsidiaries to third parties.
(F)	Include long term investments.
(G)	Included in cash flow used in financing activities.
(H)	Included in cash flow from operating activities.

ULTRAGAZ
CONSOLIDATED BALANCE SHEET
In millions of Reais - Accounting practices adopted in Brazil

	QUARTERS ENDED IN
	DEC	DEC	DEC	SEP
	2008	2008	2007	2008
	Law 11,638	Law 6,404	Law 6,404	Law 6,404
OPERATING ASSETS
Trade accounts receivable	172.9	172.9	167.2	190.5
Trade accounts receivable - noncurrent portion	12.6	12.6	13.0	14.4
Inventories	58.0	58.0	50.4	36.0
Other	36.5	37.7	12.5	9.3
Property, plant and equipment and intangibles	522.0	522.0	407.5	445.4
Deferred charges	15.6	15.6	84.3	92.7

TOTAL OPERATING ASSETS	817.6	818.8	734.9	788.3

OPERATING LIABILITIES
Suppliers	32.9	32.9	29.0	25.8
Payroll and related charges	48.5	48.5	40.4	48.8
Taxes	4.5	4.5	5.5	7.1
Other accounts payable	3.6	3.6	3.1	1.7

TOTAL OPERATING LIABILITIES	89.5	89.5	78.0	83.4

*As from second quarter of 2007, we started to include "Long term trade accounts receivable" in the operating assets

ULTRAGAZ
CONSOLIDATED STATEMENT OF INCOME
In millions of Reais - Accounting practices adopted in Brazil

	QUARTERS ENDED IN			ACCUMULATED
	DEC	DEC	SEP	DEC	DEC	DEC
	2008	2007	2008	2008	2008	2007
	Law 6,404	Law 6,404	Law 6,404	Law 11,638	Law 6,404	Law 6,404

Net sales	822.7	770.5	917.2	3,339.3	3,339.3	3,112.9

Cost of sales and services	(716.8)	(661.9)	(793.9)	(2,898.4)	(2,898.4)	(2,643.7)

Gross profit	105.9	108.6	123.3	440.9	440.9	469.2

Operating expenses
Selling	(30.4)	(29.0)	(30.3)	(118.6)	(118.6)	(115.0)
General and administrative	(24.5)	(28.3)	(26.1)	(106.9)	(106.9)	(103.1)
Depreciation and amortization	(29.8)	(30.3)	(31.2)	(122.8)	(122.8)	(119.5)

Other operating results	(1.0)	-	(0.8)	(4.7)	(4.7)	0.5

EBIT	20.2	21.0	34.9	87.9	87.9	132.1

EBITDA	50.0	51.4	66.1	210.7	210.7	251.7
Depreciation and amortization	29.8	30.3	31.2	122.8	122.8	119.5

RATIOS

Gross margin	12.9%	14.1%	13.4%	13.2%	13.2%	15.1%
Operating margin	2.5%	2.7%	3.8%	2.6%	2.6%	4.2%
EBITDA margin	6.1%	6.7%	7.2%	6.3%	6.3%	8.1%

IPIRANGA
CONSOLIDATED BALANCE SHEET
In millions of Reais - Accounting practices adopted in Brazil

	QUARTERS ENDED IN
	DEC	DEC	DEC	SEP
	2008	2008	2007	2008
	Law 11,638	Law 6,404	Law 6,404	Law 6,404
OPERATING ASSETS
Trade accounts receivable	991.4	991.4	942.7	1,087.5
Trade accounts receivable - noncurrent portion	196.8	196.8	163.0	185.9
Inventories	452.0	452.0	323.3	424.2
Other	81.1	81.1	64.4	74.9
Property, plant and equipment and intangibles	794.4	766.3	716.4	728.8

TOTAL OPERATING ASSETS	2,515.7	2,487.6	2,209.8	2,501.3

OPERATING LIABILITIES
Suppliers	436.3	436.3	402.3	431.0
Payroll and related charges	54.1	54.1	44.1	47.4
Post-retirement benefits	69.4	69.4	80.2	80.2
Taxes	61.8	61.8	61.7	62.1
Other accounts payable	13.5	13.5	38.7	6.1

TOTAL OPERATING LIABILITIES	635.1	635.1	627.0	626.8

IPIRANGA
CONSOLIDATED STATEMENT OF INCOME
In millions of Reais - Accounting practices adopted in Brazil

	QUARTERS ENDED IN			ACCUMULATED
	DEC	DEC	SEP	DEC	DEC	DEC
	2008	2007	2008	2008	2008	2007
	Law 6,404	Law 6,404	Law 6,404	Law 11,638	Law 6,404	Law 6,404

Net sales	6,134.2	5,072.6	6,236.0	22,676.4	22,676.4	19,393.9

Cost of sales and services	(5,800.1)	(4,783.5)	(5,939.2)	(21,492.2)	(21,492.2)	(18,348.6)

Gross profit	334.1	289.1	296.8	1,184.2	1,184.2	1,045.3

Operating expenses
Selling	(96.0)	(95.7)	(98.2)	(360.2)	(360.2)	(329.1)
General and administrative	(70.6)	(87.2)	(59.2)	(231.7)	(242.1)	(309.4)
Depreciation and amortization	(23.2)	(20.9)	(21.1)	(90.1)	(86.2)	(84.1)

Other operating results	4.3	6.8	4.1	13.5	13.5	11.5

EBIT	148.6	92.1	122.4	515.7	509.2	334.2

EBITDA	171.2	111.8	142.2	603.2	592.8	417.0
Depreciation and amortization	25.0	22.5	22.9	96.9	93.0	90.2
Employees statutory interest	2.4	2.8	3.1	9.4	9.4	7.3

RATIOS

Gross margin	5.4%	5.7%	4.8%	5.2%	5.2%	5.4%
Operating margin	2.4%	1.8%	2.0%	2.3%	2.2%	1.7%
EBITDA margin	2.8%	2.2%	2.3%	2.7%	2.6%	2.2%

*The accumulated information of 2007 is pro forma, non audited, inserted only to supply a comparison base.

OXITENO
CONSOLIDATED BALANCE SHEET
In millions of Reais - Accounting practices adopted in Brazil

	QUARTERS ENDED IN
	DEC	DEC	DEC	SEP
	2008	2008	2007	2008
	Law 11,638	Law 6,404	Law 6,404	Law 6,404
OPERATING ASSETS
Trade accounts receivable	241.5	241.5	211.2	230.3
Inventories	512.5	512.5	234.9	380.5
Other	166.5	172.0	142.2	168.8
Property, plant and equipment and intangibles	1,429.7	1,421.1	961.9	1,315.7
Deferred charges	-	3.1	20.8	16.9

TOTAL OPERATING ASSETS	2,350.2	2,350.2	1,571.0	2,112.2

OPERATING LIABILITIES
Suppliers	133.5	133.5	131.1	117.6
Payroll and related charges	47.0	47.0	28.1	35.3
Taxes	17.7	17.7	7.9	19.1
Other accounts payable	4.4	4.4	8.7	7.1

TOTAL OPERATING LIABILITIES	202.6	202.6	175.8	179.1

OXITENO
CONSOLIDATED STATEMENT OF INCOME
In millions of Reais - Accounting practices adopted in Brazil

	QUARTERS ENDED IN			ACCUMULATED
	DEC	DEC	SEP	DEC	DEC	DEC
	2008	2007	2008	2008	2008	2007
	Law 6,404	Law 6,404	Law 6,404	Law 11,638	Law 6,404	Law 6,404

Net sales	568.7	498.7	493.6	1,926.1	1,926.1	1,764.8

Cost of goods sold
Variable	(349.8)	(350.1)	(353.6)	(1,323.9)	(1,323.9)	(1,252.4)
Fixed	(46.3)	(36.2)	(38.3)	(155.2)	(155.2)	(129.1)
Depreciation and amortization	(17.0)	(10.2)	(10.4)	(47.7)	(47.7)	(40.4)

Gross profit	155.6	102.2	91.3	399.3	399.3	342.9

Operating expenses
Selling	(29.4)	(29.6)	(26.6)	(103.1)	(103.1)	(106.9)
General and administrative	(47.9)	(33.9)	(31.2)	(134.7)	(134.7)	(121.9)
Depreciation and amortization	(1.9)	(2.2)	(1.8)	(8.1)	(8.1)	(8.9)

Other operating results	(2.5)	0.4	(0.5)	0.8	0.8	2.9

EBIT	73.9	36.9	31.2	154.2	154.2	108.1

EBITDA	92.8	49.3	43.4	210.0	210.0	157.4
Depreciation and amortization	18.9	12.4	12.2	55.8	55.9	49.3

RATIOS

Gross margin	27.4%	20.5%	18.5%	20.7%	20.7%	19.4%
Operating margin	13.0%	7.4%	6.3%	8.0%	8.0%	6.1%
EBITDA margin	16.3%	9.9%	8.8%	10.9%	10.9%	8.9%

ULTRACARGO
CONSOLIDATED BALANCE SHEET
In millions of Reais - Accounting practices adopted in Brazil

	QUARTERS ENDED IN
	DEC	DEC	DEC	SEP
	2008	2008	2007	2008
	Law 11,638	Law 6,404	Law 6,404	Law 6,404
OPERATING ASSETS
Trade accounts receivable	33.0	33.0	26.7	42.4
Inventories	3.2	3.2	3.7	4.1
Other	10.5	10.5	6.0	11.0
Property, plant and equipment and intangibles	439.2	436.0	226.1	243.3
Deferred charges	-	3.2	7.7	6.3

TOTAL OPERATING ASSETS	485.9	485.9	270.2	307.1

OPERATING LIABILITIES
Suppliers	15.4	15.4	13.7	16.9
Payroll and related charges	13.3	13.3	8.7	12.3
Taxes	4.0	4.0	3.5	2.5
Other accounts payable	0.5	0.5	0.7	0.3

TOTAL OPERATING LIABILITIES	33.2	33.2	26.6	32.0

ULTRACARGO
CONSOLIDATED STATEMENT OF INCOME
In millions of Reais - Accounting practices adopted in Brazil

	QUARTERS ENDED IN			ACCUMULATED
	DEC	DEC	SEP	DEC	DEC	DEC
	2008	2007	2008	2008	2008	2007
	Law 6,404	Law 6,404	Law 6,404	Law 11,638	Law 6,404	Law 6,404

Net sales	86.6	58.5	71.7	283.4	283.4	229.1

Cost of sales and services	(54.0)	(40.8)	(49.3)	(187.4)	(187.4)	(144.8)

Gross profit	32.6	17.7	22.4	96.0	96.0	84.3

Operating expenses
Selling	(0.9)	(0.2)	(0.2)	(1.5)	(1.5)	(0.7)
General and administrative	(21.7)	(18.4)	(19.8)	(80.4)	(80.4)	(68.4)
Depreciation and amortization	(8.6)	(0.5)	(0.4)	(10.0)	(10.0)	(1.1)

Other operating results	0.4	-	1.0	3.2	3.1	0.7

EBIT	1.8	(1.4)	3.0	7.3	7.2	14.8

EBITDA	20.9	7.2	11.3	50.6	50.6	43.1
Depreciation and amortization	19.1	8.7	8.3	43.3	43.3	28.4

RATIOS

Gross margin	37.6%	30.3%	31.2%	33.9%	33.9%	36.8%
Operating margin	2.1%	-2.4%	4.2%	2.6%	2.5%	6.5%
EBITDA margin	24.1%	12.3%	15.8%	17.9%	17.9%	18.8%

ULTRAPAR
CONSOLIDATED INCOME STATEMENT
In millions of US dollars (except per share data) - Accounting practices adopted in Brazil

	QUARTERS ENDED IN			ACCUMULATED
	DEC	DEC	SEP	DEC	DEC	DEC
(US$ millions)	2008	2007	2008	2008	2008	2007
	Law 6,404	Law 6,404	Law 6,404	Law 11,638	Law 6,404	Law 6,404
Net sales
Ultrapar	3,340.7	3,586.1	4,640.0	15,408.3	15,408.3	10,227.1
Ultragaz	361.2	431.5	549.9	1,820.2	1,820.2	1,598.1
Ipiranga*	2,692.9	2,840.8	3,739.1	12,360.4	12,360.4	9,956.3
Oxiteno	249.7	279.3	296.0	1,049.9	1,049.9	906.0
Ultracargo	38.0	32.8	43.0	154.5	154.5	117.6

EBIT
Ultrapar	99.7	76.8	106.8	388.9	385.2	249.6
Ultragaz	8.9	11.8	20.9	47.9	47.9	67.8
Ipiranga*	65.2	51.6	73.4	281.1	277.6	171.6
Oxiteno	32.4	20.6	18.7	84.1	84.1	55.5
Ultracargo	0.7	(0.8)	1.8	4.0	3.9	7.6

Operating margin
Ultrapar	3%	2%	2%	3%	2%	2%
Ultragaz	2%	3%	4%	3%	3%	4%
Ipiranga*	2%	2%	2%	2%	3%	2%
Oxiteno	13%	7%	6%	8%	8%	6%
Ultracargo	2%	-2%	4%	3%	2%	6%

EBITDA
Ultrapar	145.3	123.7	157.5	588.4	579.9	400.1
Ultragaz	22.0	28.8	39.6	114.8	114.8	129.2
Ipiranga*	75.2	62.6	85.3	328.8	323.1	214.1
Oxiteno	40.7	27.7	26.0	114.5	114.5	80.9
Ultracargo	9.2	4.0	6.8	27.6	27.6	22.1

EBITDA margin
Ultrapar	4%	3%	3%	4%	4%	4%
Ultragaz	6%	7%	7%	6%	6%	8%
Ipiranga*	3%	2%	2%	3%	3%	2%
Oxiteno	16%	10%	9%	11%	11%	9%
Ultracargo	24%	12%	16%	18%	18%	19%

Net income
Ultrapar	33.9	46.3	70.0	212.7	211.5	93.4

Net income / share (US$)	0.25	0.54	0.51	1.56	1.55	1.12

*The accumulated information of 2007 is pro forma, non audited, inserted only to supply a comparison base.

ULTRAPAR
LOANS
In millions of Reais - Accounting practices adopted in Brazil

LOANS	Balance in December/2008								Interest Rate %
	Ultragaz	Oxiteno	Ultracargo	Ipiranga	Other	Ultrapar Parent Company	Ultrapar Consolidated	Index/ Currency	Minimum	Maximum	Maturity
Foreign Currency

Notes	577.4	-	-	-	-	-	577.4	US$	7.2	7.2	2015
Advances on Foreign Exchange Contracts	-	184.2	-	-	-	-	184.2	US$	3.6	9.0	< 251 days
Notes	140.3	-	-	-	-	-	140.3	US$	9.0	9.0	2020
Sindicated loan	-	140.0	-	-	-	-	140.0	US$ + LIBOR	1.2	1.2	2011
Financial institutions	-	45.1	-	3.9	-	-	49.0	US$ + LIBOR	1.1	2.1	2009 to 2011
BNDES	19.3	26.0	1.2	-	-	-	46.5	US$	5.7	8.9	2010 to 2015
Financial institutions	-	19.8	-	-	-	-	19.8	MX$ + TIIE	1.0	2.0	2009 to 2014
Financial institutions	-	6.0	-	-	-	-	6.0	BS	19.0	28.0	2013
Import Financing (FINIMP) - União Terminais / RPR	-	-	4.8	-	-	-	4.8	US$	7.0	7.8	2009 to 2012
BNDES	1.9	-	1.6	-	-	-	3.5	UMBNDES	6.7	9.2	2009 to 2011

Subtotal	738.9	421.1	7.5	3.9	-	-	1,171.4
	-	-	-	-	-	-	-
Local Currency

Promissory note	-	-	-	-	-	1,203.8	1,203.8	CDI	3.6	3.6	2009
Banco do Brasil	-	-	-	516.7	-	-	516.7	CDI	91.0	95.0	2009 to 2010
BNDES	120.4	198.1	82.7	0.6	-	-	401.8	TJLP	1.5	4.8	2009 to 2018
Working capital loan - MaxFácil	-	-	-	108.4	-	-	108.4	CDI	100.0	100.0	2010
Banco do Nordeste do Brasil	-	103.5	-	-	-	-	103.5	FNE	8.5	10.0	2018
Research and projects financing (FINEP)	-	60.4	-	-	-	-	60.4	TJLP	(2.0)	5.0	2009 to 2014
Agency for Financing Machinery and Equipment (FINAME)	-	5.2	9.2	24.7	-	-	39.1	TJLP	2.0	5.1	2009 to 2013
Working capital loan - União Terminais / RPR	-	-	12.0	-	25.2	-	37.2	CDI	105.0	130.0	2009 to 2010
Financial leasing floating rate	-	-	-	24.4	-	-	24.4	CDI	0.3	1.6	2009 to 2011
Financial leasing fixed rate	-	-	0.03	-	1.0	-	1.0	R$	13.0	15.5	2010 to 2013
Other	0.02	-	0.2	3.9	-	-	4.1	CDI	0.3	0.5	2009 to 2011

Subtotal	120.5	367.3	104.2	678.6	26.2	1,203.8	2,500.5
	-	-	-	-	-	-	-

Total	859.4	788.4	111.7	682.5	26.2	1,203.8	3,671.9
	-	-	-	-	-	-	-
Composition per Annum

Up to 1 Year	34.9	293.4	49.4	55.0	25.4	1,203.8	1,658.1
From 1 to 2 Years	28.6	82.2	21.8	618.5	0.2	-	751.3
From 2 to 3 Years	27.7	214.4	14.1	6.9	0.2	-	263.3
From 3 to 4 Years	26.8	62.7	14.4	1.5	0.2	-	105.6
From 4 to 5 Years	14.0	56.6	7.5	0.5	0.2	-	78.7
Thereafter	727.2	83.0	4.5	-	-	-	814.8

Total	859.3	792.3	111.7	682.4	26.2	1,203.8	3,671.9

TIIE - Interbank Interest Rate Even / UMBNDES - BNDES Basket of Currencies / CDI - interbank deposit rate / BS = Bolivar from Venezuela / FNE = Financing of Northeast Fund

	Balance in December/2008

	Ultragaz	Oxiteno	Ultracargo	Ipiranga	Other	Ultrapar Parent Company	Ultrapar Consolidated

CASH AND LONG TERM INVESTIMENTS	134.7	854.2	13.0	345.3	7.3	779.0	2,133.6

ITEM 3

ULTRAPAR PARTICIPAÇÕES S.A.

Publicly-Traded Company

CNPJ nº 33.256.439/0001- 39                                                                           NIRE 35.300.109.724

MINUTES OF THE BOARD OF DIRECTORS’ MEETING (02/2009)

Date, Time and Location:
March 11th, 2009 at 2:30 p.m. at the Company’s headquarters, located at Av. Brigadeiro Luiz Antônio, Nº 1343, 9th floor, in the City and State of São Paulo.

Attendance:
Members of the Board of Directors, members of the Fiscal Council, pursuant to the terms of Paragraph 3 of Article 163 of the Brazilian Corporate Law, and Mr. Alexandre Heinerman, representative of KPMG Auditores Independentes (“KPMG”).

Discussed and approved matters:

1.
Approval of the financial statements of the company, including the balance sheets and the management report, for the fiscal year ended on December 31st, 2008, as well as the proposed destination of earnings for the year of 2008, and the distribution of dividends, supported by the report from the company's independent auditors.

2.	Approval of the capital budget proposed for the fiscal year of 2009 as attached, to be submited to the Annual General Shareholders Meeting for approval, pursuant to Law Nº 6.404/76, Article 196.

(Minutes of Board of Directors’ Meeting of Ultrapar Participações S.A., held on March 11th, 2009)

3.
Subject to the Annual General Shareholders Meeting’s approval, the Board Members approved the following proposal submitted by the Board of Officers for the destination of net earnings for the year ending December 31st, 2008, in the total amount of R$ 390,269,191.31 (three hundred and ninety million, two hundred and sixty-nine thousand, one hundred and ninety-one reais and thirty-one cents).

a)	R$ 19,513,459.57 (nineteen million, five hundred and thirteen thousand, four hundred and fifty-nine reais and fifty-seven cents), will be directed to the legal reserve;

b)
R$ 132,987,269.74 (one hundred and thirty-two million, nine hundred and eighty-seven thousand, two hundred and sixty-nine reais and seventy-four cents), will be directed to the reserve for retention of profits, based on the approved capital budget;

c)
R$ 237,768,462.00 (two hundred and thirty-seven million, seven hundred and sixty-eight thousand, four hundred and sixty-two reais) to dividends to  common and preferred shareholders, of which R$ 119,005,557.90 (one hundred and nineteen million, five thousand, five hundred and fifty-seven reais and ninety cents) were paid as interim dividends as approved by the Board Members on August 6th, 2008 . The remaining dividends approved on this date, equivalent to R$ 118,762,904.10 (one hundred and eighteen million, seven hundred and sixty-two thousand, nine hundred and four reais and ten cents), will be

(Minutes of Board of Directors’ Meeting of Ultrapar Participações S.A., held on March 11th, 2009)

paid to shareholders from April 2nd, 2009 onwards, with no remuneration or monetary adjustment. Ordinary and preferred shareholders will be paid dividends per share of R$ 0.887031.

The record date for dividends distribution purposes, as approved herein will be March 18th, 2009 in Brazil and March 23rd, 2009 in the United States of America.
Note:  The above matters were approved by all Board members, except for Mr. Renato Ochman, who abstained from voting.

As there there were no further matters to be discussed, the meeting was finished and the minutes of this meeting were written, read and approved by all the undersigned board members present, as well as the members of the Fiscal Council.

Paulo Guilherme Aguiar Cunha – Chairman

Lucio de Castro Andrade Filho - Vice President

Ana Maria Levy Villela Igel

Paulo Vieira Belotti

(Minutes of Board of Directors’ Meeting of Ultrapar Participações S.A., held on March 11th, 2009)

Olavo Egydio Monteiro de Carvalho

Nildemar Secches

Renato Ochman

Luiz Carlos Teixeira

Members of the Fiscal Council Present

Flavio César Maia Luz

Mario Probst

Raul Murgel Braga

Wolfgang Eberhard Rohrbach

Edson Pena Júnior

(Minutes of Board of Directors’ Meeting of Ultrapar Participações S.A., held on March 11th, 2009)

ANNEX A
CAPITAL EXPENDITURE BUDGET

CAPITAL EXPENDITURE BUDGET FOR 2009
(amounts in thousands of R$)

1 . Sources of funds	1,636,291

- Own resources (profit retained in previous fiscal years)	825,361
- Own resources (retention for the fiscal year 2008)	133,978
- Third-parties resources - Funding	676,952

2 . Uses of funds	1,636,291

- Investment in expansion, productivity (including working capital)	559,247
- Funds for acquisitions in 2009	1,077,044

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date:  March 12, 2009

ULTRAPAR HOLDINGS INC.

By:	/s/ André Covre
	Name:	André Covre
	Title:	Chief Financial and Investor Relations Officer

(Dividends Notice, 4Q08 Earning Release, Board Minutes)